AUTO LOAN ALLIANCE
PROGRAM AGREEMENT
(DIRECT LOANS)

This **AUTO LOAN ALLIANCE PROGRAM AGREEMENT** ("**Agreement**") is made as of the 17th day of January 2003 ("Effective Date"), by and between **HOUSEHOLD AUTOMOTIVE CREDIT CORPORATION**, a Delaware corporation whose principal office is at 5585 Copley Drive, San Diego, California 92111 (herein "**Household**"), and **E-LOAN, INC.**, a Delaware corporation with offices at 5875 Arnold Road, Dublin CA 94568 (herein "**Company"**).

Preamble. Company and Household are each engaged in the business of originating loans secured by motor vehicles. Company and Household desire to enter into an arrangement whereby Household will purchase from Company certain loans with consumers secured by motor vehicles which meet Household's criteria pursuant to the terms and conditions of this Agreement.

In consideration of the mutual benefits to be derived from this Agreement, the promises, agreements, representations, warranties and covenants contained in this Agreement and other good and valuable consideration the receipt of which is hereby acknowledged, Company and Household agree as follows:

1. DEFINITIONS. As used in this Agreement, in the Exhibits, Schedules and any other attachments hereto, and in addition to the terms defined elsewhere in this Agreement, the following words have the following meanings, whether used in the singular or plural:

1.1 **Affiliate** means any person or entity which directly, or indirectly through one or more intermediaries, owns or controls, is owned or controlled by, or is under common control or ownership with, Company or Household, respectively, or their respective ultimate parent.

1.2 **Application** means an application for a Contract, that generally satisfies the Basic Credit Guidelines relating to the proposed Contract.

1.3 **Approved Application** means an Application that has been received by Company and submitted to Household for underwriting review, which Household has approved in writing (via facsimile or electronic transmission) for purchase of the resulting Contract after the Contract is funded by Company, which approval shall expire forty-five(45) days after the date the approval is communicated to Company.

1.4 **Intentionally omitted**.

1.5 **Basic Credit Guidelines** means the general credit guidelines set forth in *Exhibit B* attached hereto and incorporated herein, to be used by Company in determining whether to forward Applications to Household or to some other creditor for credit review, which guidelines may be modified or supplemented by Household from time to time in its sole discretion. Except when required to do so earlier because of a change in law or other regulatory action, Household shall provide E-Loan with ten (10) days written notice before changing the Basic Credit Guidelines. Such changes to the Basic Credit Guidelines shall only apply to Contracts where the Application was received more than ten (10) days after Company receives the written notice of the change.

1.6 **Blanket Assignment** means the blanket assignment of the rights of Company to Household in the form attached as *Exhibit C*.

1.7 **Business Day** means Monday through Friday, excluding Federal holidays on which either Company or Household is closed.

1.8 **Contract** means a loan and security agreement evidencing a direct loan for the purchase or refinancing of a new or used Vehicle entered into between Company and an individual consumer or consumers as Obligor relating to an Approved Application for personal, family or household purposes; which contract is secured by the Vehicle being purchased or refinanced and shall be in a form as the Parties mutually agree in writing.

1.9 **Law(s)** means all federal, state and local laws, rules, and regulations as now in effect and as amended from time to time, including without limitation, all consumer protection laws, the federal Truth-in-Lending Act, the Equal Credit Opportunity Act **("ECOA"),** the Fair Credit Reporting Act **("FCRA")**, the Fair Debt Collection Practices Act, and Title V of the Gramm-Leach-Bliley Act of 1999 and each of their respective regulations.

1.10 **Month** means a calendar month.

1.11 **Obligor** means an individual consumer or consumers who are obligated as the borrower(s) on a Contract.

1.12 **Party or Parties** means Company and/or Household.

1.13 **Program** means the arrangement under this Agreement whereby Company sells Contracts to Household, and Household purchases said Contracts from Company, in accordance with the terms of this Agreement.

1.14 **Purchase Price** means the amount Household agrees to pay for a Contract which amount shall be the principal amount of the Contract, plus such additional compensation as set forth on **Exhibit I** , and shall exclude any documentary stamp taxes.

1.15 **Required Documents** means the Application, Contract, and all other documents listed on *Exhibit E* attached hereto and a part hereof, each of which is required to be delivered to Household with respect to the purchase of each Contract, as such documents may be changed or supplemented from time to time by Household in its sole discretion upon written notice to Company.

1.16 **State(s)** means the states set forth in *Exhibit F* or such other states as the Parties may mutually agree in writing from time to time.

1.17 **Term** means the term of this Agreement, which shall be the period consisting of the Initial Term (defined in Section 7.1), and each Renewal Term (defined in Section *7.1*).

1.18 **Vehicle** means a private passenger motor vehicle, light truck, or van for personal, family or household use and identified in the Basic Credit Guidelines as an eligible vehicle, and serving as security for a Contract.

2. APPLICATION, CONTRACT PURCHASE, TITLE PROCESS & FUNDING.

2.1 Application Process. The Application form shall contain an authorization or consent by the applicant that the Application may be forwarded to Company at its address and to financial institutions other than Company to obtain credit bureau information and to exchange credit information. Company shall follow its usual application process procedure for each Application it receives, and may forward

Applications reasonably expected to meet the Basic Credit Guidelines, within a timely manner of Company's receipt of such Application, to Household electronically for Household's consideration in determining whether Household will purchase the prospective Contracts and, if so, on what terms Household proposes to purchase such prospective Contracts. Household has no obligation to inquire whether any Application fails to satisfy Company's underwriting guidelines. Household may review said Applications and make a decision on whether to purchase the Contract resulting from the Application. Within two (2) hours of receipt of an Application for review (except in circumstances where Household has suffered a computer system failure), Household will communicate electronically said decision to the Company, along with a clear description of any requirements in addition to those set forth in this Agreement that must be met in order for Household to purchase the Contract (each a "Confirmation"). Company is not obligated to offer to sell any Contracts or prospective Contracts to Household.

2.2 <u>Purchase of Contracts</u>. Household shall be obligated to purchase the prospective Contract(s) identified in a Confirmation, provided that (i) all conditions set forth in the Confirmation are met; (ii) the contract meets all of the Basic Credit Guidelines and the Company has provided all of the Required Documents; and (iii) the Contract is funded by Company prior to expiration of the Confirmation. If Company does not fund a prospective Contract and fulfill all conditions set forth in the preceding paragraph within forty-five (45) days of Company's receipt of the Confirmation, the Confirmation shall expire, and Household shall have no obligation to purchase the Loan. Upon expiration of a Confirmation, Company shall be free to sell or offer to sell the subject Contract to any other person. In the absence of a Confirmation issued by Household with respect to a Contract, Household is not obligated to purchase any Contract offered for sale by Company. Household will purchase a Contract only under the following circumstances: (i) Household has agreed to purchase the prospective Contract under the terms contained in Section 2.1 of this Agreement; (ii) Company has delivered to Household the originals of the Contract and all properly completed Required Documents related to such Contract in a commercially reasonable time, in no event to exceed forty five (45) days after Household's credit approval; (iii) and all other requirements that must be met in order for Household to purchase the Contract have been satisfied including all of the requirements of the Basic Credit Guidelines; (iv) Company has complied with the provisions of this Agreement, and is not in default of this Agreement; and (v) no scheduled payments have been received by the Obligor under the Contract. Household shall pay Company the Purchase Price in the manner, and by the time limits set forth in **Exhibit I**. Upon receipt by Company of the Purchase Price for a Contract, Company shall assign the Contract and all rights, benefits, payments, proceeds and obligations from the Contract, together with any lien or security interest in the Vehicle serving as security for the Contract to Household All Contracts sold under this Agreement shall be sold on a servicing released basis without recourse to Company, except for the representations, warranties, covenants and agreements set forth in this Agreement. Any waiver of these requirements by Household in purchasing one or more Contracts will not apply to future transactions. Household may refuse to purchase any Contract if all of Household's requirements for purchase are not satisfied in a timely manner. The sale of a Contract by Company to Household pursuant to this Agreement also constitutes an assignment to Household of all rights and interests that Company has at any time regarding the Contract, including not limited to, the lien in the related Vehicle, the ownership of the Contract and related documents, the right under insurance policies issued for the benefit of the related Vehicle or the Obligor. To further this assignment, Company agrees to complete, execute and deliver to Household a continuing and blanket assignment of all of the Contracts purchased and to be purchased in the future by Household ("Blanket Assignment"); which Assignment shall be in the form attached hereto as ***Exhibit C***.

2.3 <u>Ownership of Contracts</u>. Upon delivery to and acceptance of a Contract by Household, and payment by Household of the Purchase Price for the Contract to Company pursuant to this Agreement, the Contract shall be owned and controlled exclusively by Household, and Company shall have no interest in or to such Contract. Company hereby constitutes and appoints Household as its true and lawful attorney for the limited purpose to identify Household or its Affiliate as the assignee and owner of said Contract and the related Vehicle lien, on behalf of Company, upon each Contract and to endorse the name of Company on payment checks applicable to Contracts. Company shall deliver to Household the Power of Attorney described in Section 2.7 below. Household hereby constitutes and appoints Company as its true and lawful attorney for the limited purpose to endorse the name of Household on payment checks applicable to Contracts not ultimately purchased by Household and the Vehicle titles for related Contracts. Household further agrees to promptly re-endorse in favor of Company any payment checks endorsed in error to Household, and Company agrees to promptly re-endorse in favor of Household any payment checks endorsed in error to Company and overnight to Household upon receipt.

2.4   Funding. Company shall fund the Obligor or Obligor's designated dealer (or the lienholder on the Obligor's Vehicle in the case of a refinancing) for each Contract, and shall indemnify and hold Household harmless with respect to any and all amounts due or owing to the Obligor with respect to a Contract purchased by Household. Within twenty-four (24) hours of Household's receipt of the Contract and all other related Required Documents, Household will pay Company via automated clearing house ("ACH") transaction (or other method of payment acceptable to the Parties) the Purchase Price for Contracts . Company's failure to pay Obligor (or the lienholder on the Obligor's Vehicle in the case of a refinancing) within twenty-four (24) hours of Household's payment to Company for such Contract shall be deemed a material default of this Agreement and Household may exercise any and all remedies available to it under this Agreement.

2.5   Company's Compensation. In addition to the Purchase Price and if not prohibited by applicable Law, Household will pay to Company, as compensation for the services to be performed pursuant to this Agreement, the compensation specified in *Exhibit I.*

2.6   Title & Insurance. For each Contract to be purchased by Household, the Company or Household or its Affiliate, in Household's discretion, will be named as the first lienholder on the Vehicle certificate of title application or registration. Company shall deliver said titles disclosing Company as lienholder to Household within five (5) Business Days of receipt by Company and in all cases no later than one hundred twenty (120) days after Household has paid Company the Purchase Price for a Contract. Company agrees that Household shall have an equitable lien which shall be superior to any interest of Company in such Vehicle at the time Household pays Company the Purchase Price for the Contract.

2.7   Power of Attorney. Company shall deliver to Household a Power of Attorney in the form of *Exhibit G* attached hereto and made a part hereof. Company hereby grants Household a limited power of attorney to do any and all things necessary or appropriate in Company's name to carry out the intent of this Agreement, including, but not limited to, replacing Company as assignee on the Contract and as lienholder on the related motor vehicle title to any Contract, disposing of any repossessed Vehicles resulting from a Contract, or replacing Company as loss payee under the insurance on the related motor vehicle.

3.   OBLIGATIONS OF THE PARTIES.

3.1   Marketing. On an ongoing basis, Company will introduce and market the Program to consumers. At its expense, Company will produce marketing materials to promote the Program and all such materials that include the name "Household" or any of Household's trademarks, or refer to Household in any way, will be subject to prior review and approval by the Parties.

3.2   Notices; Compliance with Law. Each Party shall send any required adverse action notices and any other notices to the applicant of an Application as may be required by applicable Law as a result of its respective credit review of an Application. Each Party will perform all of its activities, obligations and responsibilities contemplated under this Agreement in compliance with all applicable Laws.

3.3   Reports. To the extent allowed by applicable Law, each Party shall provide the other Party with such reports as the Parties may mutually agree.

3.4 Exclusivity; Non-Solicitation. Neither Household nor any Affiliate has any obligation to review or approve any Application or any number of Applications, or to purchase any Contract or a certain number of Contracts pursuant to this Agreement, and Household and/or its Affiliates may receive applications or acquire contracts from other financial institutions, banks, dealers or others. From the date of this Agreement until a Contract purchased by Household under this Agreement is paid in full, Company agrees that neither it nor any of its Affiliates will directly solicit or offer to the respective Obligors of the Contract any auto secured financial products, the proceeds of which are intended to be used to pay off or refinance the said Contract, including, without limitation, any retail installment contract, auto secured loan or other credit product; except for solicitations wherein the Obligor of a Contract initiates discussions with Company, or is coincidentally included in a list of names derived from sources not including a list of persons obligated on Contracts. The provisions of this section shall survive the expiration or termination of this Agreement**.**

3.5 <u>Contract Forms & Other Forms</u>. The parties shall mutually agree in writing on the Contract forms. Company shall provide prior written notice to Household of any changes to the form of Contract(s) used by Company, and shall update the forms as necessary to comply with applicable Law.

3.6 <u>Books and Records</u>. Each Party has the right to audit upon reasonable notice to the other (at the expense of the requesting Party) during normal business hours the other's records, systems and procedures relating to the Applications, Contracts, Contracts, adverse action notices, or other matters pertaining to the Program as mutually agreed upon by the Parties. Each Party shall reasonably cooperate with the other during such audit.

3.7 <u>Record Retention</u>. Each Party shall maintain data, information, records and documents required to be maintained by applicable Law relating to Applications for twenty-five (25) months or such other time period as is required by applicable Laws, or, upon written notice, such longer period of time for which the requesting Party may be required to maintain such data and information for legal or regulatory purposes. If a Party shall request that the other Party maintain such data and information for a longer period of time, the requesting Party shall reimburse the other Party its reasonable costs and expense in complying with such request. Each Party shall provide to the other Party, upon a Party's request, to the extent permitted by applicable Law, copies of specified information, data, documents and records relating to any Application residing on any of its databases or otherwise in its possession.

3.8 <u>Assignment and Subrogation</u>. Company hereby subrogates Household to any and all rights, remedies, warranties, recoveries or causes of action it may have against any vehicle dealer, vehicle seller, vehicle buyer, applicant, or Obligor with respect to any Application, Contract, whether arising from any of the Applications, Required Documents, any contract between Company and such party, or otherwise. Company hereby assigns to Household any and all rights, remedies, warranties, recoveries, or causes of action it may have against any vehicle dealer, vehicle seller, vehicle buyer, applicant or Obligor with respect to any Application or Contract, whether arising from any of the Applications, Required Documents, any contract between Company and such party, or otherwise. It is the intention of the Parties that Household shall be and is, pursuant to this Section, entitled to all rights and remedies of Company with respect to the purchased Contracts. Company will execute and deliver to Household upon execution of this Agreement, the Blanket Assignment attached to this Agreement as ***Exhibit C*** and made a part hereof.

3.10 <u>Household Criteria</u>. Household, in its sole discretion, shall establish the criteria which must be met in order for a Contract to be eligible for purchase by Household, including without limitation credit standards, interest rates, applicable fees, discounts, advance rates and all other terms and conditions. The criteria may be changed from time to time by Household upon notice to Company.

3.11 <u>Applicability.</u> This Agreement shall cover all purchases of Contracts by Household from Company. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any assignment executed in connection with a Contract, this Agreement shall control.

3.12 UCC Financing Statements. Company shall provide to Household upon the signing of this Agreement, but not dated more than 20 days prior to the execution of this Agreement by Company, UCC Financing Statement searches covering Company in the state where Company is incorporated, in the state of the principal place of business of Company, and in any state where Company takes possession of Contracts, and shall provide prior to the funding of any Contract any Releases from any creditor or other party or person with a security interest in any contracts acquired by Company, and appropriate termination statements shall be filed if necessary to release such liens. Throughout the Term, Company shall give to Household notice of any change of its principal place of business or state of incorporation or organization.

3.13   Privacy. Each Party shall not make any unauthorized disclosure of or use any personal information of individual consumers other than to carry out the purposes for which such information is received and each Party shall comply in all respects with all applicable requirements of Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations.

3.14   Information Security. Each Party has developed, implemented and will maintain effective information security policies and procedures that include administrative, technical and physical safeguards designed to (1) ensure the security and confidentiality of confidential information provided to the other Party, (2) protect against anticipated threats or hazards to the security or integrity of such confidential information, and (3) protect against unauthorized access or use of such confidential information. Each Party's personnel handling such confidential information have been appropriately trained in the implementation of such Party's information security policies and procedures. Each Party regularly audits and reviews its information security policies and procedures to ensure their continued effectiveness and determine whether adjustments are necessary in light of circumstances including, without limitation, changes in technology, customer information systems or threats or hazards to confidential information.

4. REPRESENTATIONS AND WARRANTIES.

4.1 Mutual. Each Party represents and warrants to the other Party as of the date of this Agreement and as of each date that Household purchases a Contract pursuant to this Agreement: (i) it is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation and in each jurisdiction in which it originates Contracts and, to the extent applicable, the Laws of the United States of America, and each has all requisite power and authority to carry on its business as now being conducted and to enter into and perform this Agreement; (ii) it is duly qualified to do business in each jurisdiction where the nature of the activities conducted therein, or the ownership of property therein, makes such qualification necessary; (iii) it has and shall maintain all requisite licenses and registrations to carry on the business contemplated by this Agreement; and (iv) it will perform all of its activities, obligations and responsibilities contemplated under this Agreement in compliance with all applicable Laws. Each Party shall be responsible to send any notices and disclosures required with respect to its own review of credit applications. Company and Household shall comply in all respects with all applicable requirements of Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations

4.2 Representations and Warranties of Company. As of the date of this Agreement, and as of each and every date Company forwards an Application to Household or offers a Contract to Household for acquisition under this Agreement, as the case may be, and as of each and every date Household acquires an Application or a Contract hereunder, and throughout the Term, Company hereby represents and warrants to Household, it being acknowledged and understood that each such representation and warranty is true and relates to material matters upon which Household relied, and Company covenants and agrees, as follows:

4.2.1 Organization. Company is a corporation, duly organized, validly existing, and qualified and authorized to transact business in, and is in good standing under the Laws of the jurisdiction of its organization and each jurisdiction in which it performs or will perform its obligations under this Agreement or is otherwise doing business or is otherwise exempt under applicable Law from such qualification.

4.2.2 Capacity; Authority; Validity. Company has the power, authority and legal right to execute, deliver, and perform this Agreement and the transactions contemplated hereunder. The execution, delivery and performance of this Agreement by Company have been duly authorized by all necessary action, and this Agreement is enforceable against Company in accordance with its terms, except only to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, and other Laws relating to or affecting creditors' rights generally and by general equity principles.

4.2.3   Consents; Conflicts.   No consent or approval of any other party or any governmental authority, bureau or agency is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement, except such as have been obtained prior to the event or circumstances for which it is required. There is no pending claim, cause of action, governmental action or litigation that, if determined adversely to Company, would affect Company's ability to perform its obligations under this Agreement. This Agreement will not result in Company's or any Affiliate of Company's breach of any other agreement, instrument or relationship by which Company or any Affiliate of Company is bound.

4.2.4   Licenses.   Company is, and throughout the term of this Agreement will remain, duly authorized and properly licensed under all applicable Laws to transact business as presently conducted, and to perform the transactions contemplated under this Agreement, and Company has full power and authority to perform its obligations contemplated by this Agreement, including but not limited to, holding the required licenses to purchase and hold Contracts in the States.

4.2.5 Compliance with Law. Company shall perform all of its duties and obligations under this Agreement, and with respect to each Application and each Contract, in compliance with all applicable Laws. Without limiting the scope of the foregoing provision, Company hereby represents that it has complied with any and all requirements contained in the Fair Credit Reporting Act with respect to disclosing information contained within a credit bureau report to Household.

4.2.6   Insurance. Company agrees to provide a certificate of insurance evidencing commercial general liability in an amount not less than $1,000,000 per occurrence and $2,000,000 aggregate; workers' compensation insurance including employers' liability in an amount not less than $500,000 per accident/disease; errors and omissions insurance in an amount not less than $3,000,000; commercial blanket bond/crime (including fidelity) in an amount not less than $1,000,000 per occurrence; and umbrella liability in amount not less than $5,000,000 aggregate. Company agrees to ensure that general liability insurance and errors and omissions insurance includes personal injury coverage for mental anguish, mental or emotional distress, discrimination, slander, and invasion of privacy.

4.3 Representations, Warranties and Covenants of Company as to Each Contract.   As of each and every date Company forwards a Contract to Household for purchase under this Agreement, as the case may be, and as of each and every date Household pays Company the Purchase Price for a Contract hereunder, with respect to each Contract being purchased, Company hereby represents and warrants to Household, it being acknowledged and understood that each such representation and warranty is true and relates to material matters upon which Household relied, and Company covenants and agrees, as follows:

4.3.1 Applications. The Application form contains an authorization or consent by the applicant that the Application may be forwarded to Company at its address and to financial institutions other than Company to obtain credit bureau information and to exchange credit information. Each Application shall be and is bona fide, valid, and genuine, and shall be and is duly and properly executed by the parties shown as applicants who were, to the best of the knowledge of the Company, competent and had full legal capacity to enter into the Application at the time they executed the same; and no Application has been obtained by fraud or fraudulent representations and no oral or written agreement exists or will exist whereby any of the terms of any Application has been varied in any way. Company has provided to

Household simultaneously with the delivery of the Application all information received by Company or of which Company has knowledge concerning each applicant, the Application and the proposed transaction and has provided to Household all such information received subsequent thereto. Company has no knowledge that any such information is not true or accurate and the form of each Contract and Application complies with all applicable Laws.

4.3.2 <u>Qualifying Contracts</u> The Contract is valid and genuine and correctly and fully states the terms of the transaction between Company and Obligor; each signature on the Contract and/or on all other documents is genuine; and each Obligor has, at the time of entering into the Contract, the full legal capacity to enter into the Contract and none of the Obligors are minors or incompetent.

4.3.3 <u>Vehicle Description</u>. The Vehicle described in the Contract has been delivered to and accepted by the Obligor, and the title to the Vehicle has never been branded a salvage, rebuilt, manufacturer's buy-back, vehicle history on file, or lemon law title or otherwise subject to any Laws regarding the same nor has the Vehicle been used for commercial transportation or by law enforcement agencies.

4.3.4 <u>Title.</u> The Vehicle and the Contract, respectively, are free of all liens, claims and encumbrances except Company's lien which is now assigned to Household; the Contract is valid and enforceable in accordance with its terms; and the amount stated in the Contract to be due will in fact be due and payable at the time or times provided therein free of any claims, defenses, setoffs or counterclaims.

4.3.5 <u>Additional Products</u>. All types of insurance, warranty, service contracts, gap waivers or other products provided or arranged by Company comply with all applicable Laws and regulations, and the purchase price of any vehicle accessories, service contracts, insurance, warranties or other goods and services represents the fair retail market value of such goods and services, has not been overstated or inflated in any way and are not in excess of amounts permitted by applicable Law.   All disclosures required by applicable Law to be made concerning insurance and such other products or services were complete and accurate and properly made, and all documents required to be delivered at the time of signing the Contract have been delivered. The parties acknowledge and agree that Company is a lender making direct loans to Obligors, and Company does not and shall not sell, provide or arrange for the sale of any Vehicle or any insurance coverage, warranty, service contract, gap waiver coverage or other products ("additional products") relating to Vehicles.

4.3.6 <u>Disclosures</u>. All disclosures and notices required by Law to be made to each Obligor were complete, accurate and properly and timely made, and all documents required to be delivered at the time of signing the Contract have been delivered.

4.3.7 <u>Completed Contract</u>. The Contract was completely filled-in when signed by each Obligor, and each Obligor received a completed copy of the Contract.

4.3.8 <u>Contract Compliance</u>. Company has complied with, and the credit application, Contract and all other documents submitted by Company and the related transaction conform with, all applicable requirements of the Truth in Lending Act, Regulation Z, the Equal Credit Opportunity Act (ECOA), Regulation B, the Fair Credit Reporting Act (FCRA), all Federal Trade Commission (FTC) Rules, any and all applicable Laws.

4.3.9 <u>Misstatements</u>. Company has not made inaccurate, untrue or misleading representations, warranties, statements, claims or comments to the Obligor regarding the finance charge, including, without limitation, obtaining the lowest or best interest rate available for the Obligor, or with respect to any other material matter relating to the Contract.

4.3.10 <u>Loss Payee</u>. The Vehicle serving as security under the Contract is insured, commencing with the date of delivery of the Vehicle to Obligor, in accordance with a physical damage insurance policy, in accordance with the insurance requirements of the Contract.

4.3.11 <u>Lien Perfection</u>. Company has caused to be completed, at the time of Contract signing, all forms and documents necessary to perfect a valid and enforceable first priority security interest of Company in the Vehicle as required by applicable Law, and such documents have been forwarded, within the earlier of (i) the state Law time frame for perfection or (ii) 20 days from date of Contract, together with the appropriate fees, to those public officials who are responsible for issuing the certificate of title or registration, and Company has taken, or has caused to be taken, all other steps required to perfect such lien or security interest in the name of Company, Household or its designee. Company further warrants that upon Household's purchase of a Contract, Household shall have a perfected first priority lien in the related Vehicle.

4.3.12 <u>Additional Fees</u>. Company did not charge Obligor for filing fees or other costs to public officials to perfect Company's security interest in the Vehicle, except where allowed by Law, and Company did not charge Obligor for any other fee, including documentary or processing fees, except where allowed by Law and fully disclosed in the Contract.

4.3.13 <u>Obligor Payment.</u> The Company will not, without the prior written consent of Household, accept collection of payments or make payments on Contracts assigned to Household, repossess or consent to the return of any property which is the subject of any such Contract, or modify the terms of any such Contract.

4.3.14 <u>Obligors</u>.   To the best of Company's knowledge, none of the Obligors, borrowers, endorsers, obligors, sureties or guarantors on the Contracts are deceased, and none of such persons are the subject of any proceedings between Company and such persons, including bankruptcy.

4.3.15 <u>Accounting Records</u>. To the best of Company's knowledge, the information that appears on Company's accounting and all other pertinent records pertaining to any Contract accurately reflects the true status of each Contract.

4.3.16 <u>Information is True</u>. Company has furnished to Household all information received relative to each Application and Contract and to the best of Company's knowledge, such information is true, unaltered and accurate, and no statements or information made or furnished to Household are untrue, inaccurate or incomplete.

4.3.17 <u>Fees and Taxes.</u> Company will promptly forward to the proper authorities all federal, state and local fees and taxes due in connection with the sale and/or registration of each Vehicle.

4.3.18 <u>Intentionally omitted</u>.

4.3.19 <u>Late Charges, NSF and Other Fees</u>. The late charges, non-sufficient fund fees and other fees and charges set forth in the Contract comply with the written instructions provided by Household to Company.

4.3.20 <u>Future Communications and Payments</u>. Company shall receive and hold in trust for Household and within twenty-four (24) hours of receipt by Company forward to Household at a post office box specified by Household any payment, notice, letter, or communication that Company may receive regarding a Contract purchased by Household.   If such communication to the Company is oral, Company shall inform Household of such communication by telephoning Household at a telephone number specified by Household.

11.11.02

4.3.21   Incorrect Information. Company shall notify Household if it becomes aware that any information, which Company provided to Household with regard to an Application, Contract, Obligor is not true.

4.4   Representations and Warranties of Household.   As of the date of this Agreement, and throughout the Term, Household hereby represents and warrants to Company that:

4.4.1   Organization.   Household is a corporation, duly organized, validly existing, and qualified and authorized to transact business in, and in good standing under the Laws of the jurisdiction of their organization and each jurisdiction in which they perform or will perform their obligations under this Agreement, except such as have been or will be obtained prior to the event or circumstances for which they are required or are otherwise doing business or are otherwise exempt under applicable Law from such qualification.

4.4.2   Capacity; Authority; Validity.   Household has the power, authority and legal right to execute, deliver, and perform this Agreement and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Household have been duly authorized by all necessary action, and this Agreement is enforceable against Household in accordance with its terms, except only to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, and other Laws relating to or affecting creditors' rights generally and by general equity principles.

4.4.3   Consents; Conflicts.   No consent or approval of any other party or any governmental authority, bureau or agency is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement, except such as have been obtained prior to the event or circumstances for which it is required. There is no pending claim, cause of action, governmental action or litigation that, if determined adversely to Household, would affect Household's ability to perform its obligations hereunder. This Agreement will not result in Household's default in any other agreement, instrument, or relationship by which Household is bound.

4.4.4   Licenses.   Household is duly authorized and properly licensed under all applicable Laws to transact business as presently conducted, except such licenses and authorizations as will be obtained prior to the event or circumstances for which required. Household will maintain (and obtain prior to entry into a state mutually agreed upon by the Parties) all necessary licenses required by applicable Law to conduct business as contemplated by this Agreement.

4.4.5   Compliance with Law.   Household shall perform all of its duties and obligations under this Agreement in compliance with all applicable Laws. With respect to Contracts acquired by Household, Household shall charge, collect, and impose contract terms and conditions in compliance with all applicable Laws, including without limitation, usury and disclosure requirements

5.   COMPANY LIABILITIES AND INDEMNIFICATION AND REMEDIEIS

5.1   Liabilities.   Household does not by virtue of entering into or carrying out the terms of this Agreement or purchasing Contracts assume any obligations of Company or any other person or entity except those obligations of Company to Obligors expressly set forth in the Contract, which obligations Household expressly assumes, subject to Company's warranty that all other obligations of Company related to the Contracts have been performed. Without limiting the generality of the foregoing, Household specifically does not assume any obligations relating to any of the following:

(i) Taxes. Any liability of Company for any tax of any kind, accrued or accruing, with respect to the Contracts, including without limitation any liability for income, sales, use or personal property taxes, but excluding Florida Documentary Stamp Taxes, whether or not due and payable and whether or not collected from Obligors relating to any period prior to Household's purchase of a Contract:

        (ii) <u>Contingent Liabilities</u>. Any liability of Company arising at any time as a result of any claim pertaining to any act or omission by Company or any of their agents or representatives.

        (iii) <u>Transaction Expenses.</u> Any liability of Company to make any payment or pay any taxes incurred in connection with this Agreement or the transactions contemplated herein except for Florida Documentary Stamp Taxes and except as specifically provided herein.

        All obligations, duties and liabilities of Company not specifically assumed by Household pursuant to this Section 5.1 shall be the sole responsibility of Company.

        5.2 <u>Indemnification by Household</u>. Household agrees to defend, indemnify, protect, save, keep, and hold Company and its Affiliates, and their respective shareholders, directors, officers, employees, representatives, agents, servants, successors and assigns harmless from and against any and all, claims, losses, liabilities, damages, injuries, costs, expenses, attorneys' fees, court costs and other amounts (collectively, "Indemnified Items") arising out of or resulting from (i) Household's breach of this Agreement; (ii) the failure of any representation or warranty of Household contained in this Agreement to be correct; or (iii) the actions of Household, its Affiliates, or their respective shareholders, directors, officers, employees, representatives, agents, servants, successors and assigns in connection with the Applications and Contracts. Household shall assume the settlement and defense of any suit or suits or other legal proceedings brought to enforce all such Indemnified Items, and shall pay all judgments or settlement amounts resulting from any such suit or suits or other legal proceedings, together with all other costs and expenses, including, but not limited to, attorneys' fees and other litigation costs.

        5.3 <u>Indemnification by Company</u>. Company agrees to defend, indemnify, protect, save, keep and hold Household and its Affiliates, and their respective shareholders, directors, officers, employees, representatives, agents, servants, successors, and assigns harmless from and against any and all Indemnified Items arising out of or resulting from (i) Company's breach of this Agreement; (ii) the failure of any representation or warranty of Company contained in this Agreement to be correct; or (iii) the actions of Company, its Affiliates, or their respective shareholders, directors, officers, employees, representatives, agents, servants, successors and assigns in connection with the Applications and Contracts. Company shall assume the settlement and defense of any suit or suits or other legal proceedings brought to enforce all such Indemnified Items, and shall pay all judgments or settlement amounts resulting from any such suit or suits or other legal proceedings, together with all other costs and expenses, including, but not limited to, attorneys fees and other litigation costs. Household shall not be required to seek any recourse against any security or Obligor before being entitled to payment by Company.

        5.4 <u>Indemnification Procedures</u>. A Party which is entitled to indemnification under this Section 5 is herein called the "Indemnified Party" and the Party which is obligated under this Section 5 to indemnify the other Party is herein called the "Indemnitor". The Indemnified Party, after it obtains knowledge of any claim, action, suit or proceeding or any threat thereof (collectively a "Claim") for which it believes it is entitled to indemnification under this Agreement, shall promptly notify the Indemnitor of such Claim in writing, but in no event longer than ten (10) days after such knowledge. The Indemnitor, after it obtains knowledge of any Claim for which the other Party is entitled to indemnification under this Section 5, shall promptly notify the Indemnified Party of such Claim, but in no event longer than ten (10) days after such knowledge. Each Party shall cooperate with the other in every reasonable manner (at the Indemnitor's sole expense) to facilitate the defense of any claim, action, or suit covered by this Section 5. The failure to notify shall not relieve the Indemnitor from any liability which it may have to the Indemnified Party or otherwise to the extent that the Indemnitor is not materially adversely affected by such delay. With respect to each such notice, the Indemnitor shall, at the Indemnified Party's option, immediately take all action necessary to minimize any risk or loss to the Indemnified Party including retaining counsel satisfactory to the Indemnified Party and take such other actions as are necessary to defend the Indemnified Party or to discharge the indemnity obligations under this Section. If the Indemnitor does not timely and adequately conduct such defense, the Indemnified Party may, at its option, at the expense of the Indemnitor, conduct such defense, contest, litigate or settle the Claim using counsel of its own choice without prejudice to its right of indemnification under this Section 5. The Indemnitor shall pay on demand any Indemnified Items incurred by the Indemnified Party. Each Party shall fully cooperate with each other in fulfilling the intent of this Section 5. The Indemnitor shall not settle any claim in which the Indemnified Party is named without the prior written consent of the Indemnified Party; which consent shall not be unreasonably withheld. The Indemnified Party shall have the right to be represented by counsel at its own expense in any such contest, defense, litigation or settlement conducted by the Indemnitor.

5.5 <u>Purchase Obligations & Fee Reimbursement</u>. Contracts will be sold to Household without recourse to Company, except for the representations, warranties, covenants and agreements set forth in this Agreement. Notwithstanding the foregoing, in the event there is a breach by Company of any covenant, representation, warranty or agreement under this Agreement which involves, relates to, or affects a Contract or the Application relating thereto, Company shall purchase said Contract, on demand after thirty (30) days right to cure any such breach that is susceptible to cure, for the outstanding balance on the Contract (including principal plus accrued but unpaid interest, collection and repossession fees and other amounts owed under the Contract). In the event of such purchase, Household agrees to assign to Company such Contract without recourse to Household, and without representation or warranties, expressed or implied. The form of said assignment is attached hereto as **_Exhibit H_** and made a part hereof**.**

5.6 Intentionally omitted.

5.7 <u>Limitation of Liability</u>. Notwithstanding any other provision of this Agreement, including this Section 5, in no event shall either Party be liable to the other under this Agreement for any damages or claims for lost profits or consequential, incidental or punitive damages.

5.8 <u>Survival</u>. The provisions, agreements and obligations of this Section 5 shall survive the expiration or termination of this Agreement.

6. <u>PROPRIETARY INFORMATION</u>. The Parties may provide each other with information, whether in writing or orally, concerning each Party or its respective Affiliates that is proprietary to the Party, including, but not limited to, past, current or possible future products, services, credit and other criteria, projects, business operations, marketing ideas, objectives, methodology, strategy, financial data and results, competitive advantages and disadvantages, processes, technology, specifications, and trade secrets (herein collectively **"Proprietary Information"**); <u>provided however</u>, that the term "Proprietary Information" does not include information (a) which is (or which becomes) generally available to the public for reasons other than as a result of disclosure in breach of this Agreement, (b) which has been lawfully disclosed by a third party who did not impose any restriction on disclosure, (c) which has been independently developed by a Party or was rightfully possessed or already known by a Party prior to the execution of this Agreement, (d) which is developed independently by an employee, agent or contractor of that party without using the Proprietary Information, or (e) which is required to be disclosed by Law or court order, provided that the disclosing Party will exercise reasonable efforts to notify the other Party prior to disclosure. Except as otherwise provided in this Agreement, each Party agrees it will not without the other Party's prior written consent (i) disclose the specific terms of this Agreement except that either Party may make such disclosures as appropriate to its Affiliates, auditors, consultants, or regulatory agencies, or as compelled by Law and may disclose in general terms the relationship resulting from this Agreement, or (ii) disclose to any third party any Proprietary Information of the other Party for so long as the pertinent information or data remains Proprietary Information, except as required, to perform its obligations under this Agreement, or pursuant to a subpoena, including without limitation, an administrative subpoena, a court order or other order or demand of a governmental or regulatory agency or body. Each Party will take reasonable precautions to assure that Proprietary Information received from the other Party will be held in confidence and disclosed only to those employees, agents or contractors of the receiving Party who have a reason to know of this Agreement or the Proprietary Information or whose

duties reasonably relate to legitimate business purposes or are to develop, implement and perform the transactions contemplated by this Agreement. Each Party also agrees, upon the request of the other Party, to return or destroy any such Proprietary Information of the other Party and any copies or reproductions thereof upon expiration or termination of this Agreement. Notwithstanding the foregoing, in the event either further sells or assigns the Contracts or any rights thereto or interest therein, such Party may disclose such information as may be reasonably necessary or required to effectuate such sale or assignment provided that such assignee agrees in writing to be bound by the confidentiality provisions hereof prior to such disclosure. The provisions of this Section 6 shall survive the expiration or termination of this Agreement for two (2) years after the effective date of termination.

7. <u>TERM AND TERMINATION</u>.

7.1 <u>Term</u>. The "<u>Initial Term</u>" of this Agreement shall be for one (1) year commencing on the Effective Date of this Agreement, subject to earlier termination as set forth below. Thereafter, this Agreement shall be automatically renewed for successive one (1) year periods (herein "<u>Renewal Terms</u>") unless and until terminated as provided below.

7.2 <u>Termination</u>. Notwithstanding the foregoing, this Agreement may be terminated as follows:

(i) by Household or Company, for convenience, without cause, upon not less than thirty (30) days prior written notice to the other; or

(ii) by either Party immediately upon written notice to the other (a) if the other Party breaches any obligation, warranty, representation, covenant, or agreement under this Agreement and the breaching Party fails to cure such breach within thirty (30) calendar days of receiving written notice of the breach from the other Party, or (b) if either Party has reasonable cause to believe that the other Party will not be able to perform its obligations under this Agreement, or (c) if there occurs a change of (25%) or more of the ownership of the other Party or if a material adverse change occurs in the financial condition of the other Party, or if the other Party is subject to a dissolution, receivership, liquidation, insolvency, merger, consolidation, reorganization, sale of substantially all of its assets, cessation of business, voluntary or involuntary bankruptcy, or the placement by a state or federal governmental agency on probation or restriction of its activities in any manner which is the subject of, or affects the performance of the other Party under, this Agreement.

7.3 <u>Survival</u>. It is understood and agreed that the covenants, agreements, terms indemnifications, remedies, representations and warranties set forth in Sections 3, 4, 5 and 6 of this Agreement and such other provisions which by their meaning are intended to survive this Agreement shall survive the delivery of each Contract, purchase or repurchase of any Contract and the expiration or termination of this Agreement for any reason. The expiration or termination of this Agreement shall not affect the rights and obligations of the Parties with respect to transactions and occurrences which take place prior to the effective date of termination, except as otherwise provided in this Agreement, and shall not be affected or limited by any waiver, compromise, settlement, extension or variation of the terms of the Contract or release of any Obligor, or guarantor by Household. The parties' obligations shall continue with respect to any Approved Applications for which Confirmations that were issued prior to the effective date of Termination, until the pending Confirmations expire. Household shall not be required to seek any recourse against any security, Obligor or other before being entitled to payment by Company.

8. <u>MISCELLANEOUS</u>.

8.1 <u>Independent Contractor Relationship</u>. The relationship between Company and Household is that of independent contractor and shall not be construed as a joint venture, partnership or principal-agent relationship, and there is no intention to create any partnership, joint venture, or principal-agency. This Agreement shall not be construed as authority for either Party to act for the other in any agency or any other capacity or to make commitments of any kind for the account of or on behalf of the other, except as expressly set forth in this Agreement. Under no circumstances shall any of the employees of one Party be deemed to be employees of the other Party for any purpose.

8.2 <u>Notices</u>. All notices and other communications shall be in writing and shall be deemed given (i) three Business Days after being deposited in the U.S. mail, first class, postage prepaid; (ii) upon transmission, if sent by facsimile transmission; or (iii) upon delivery, if served personally or sent by any generally recognized overnight delivery service, and sent to the following addresses, or to any other address as may hereafter be designated in writing by notice pursuant to this Section:

If to Household:	Household Automotive Credit Corporation Attention: President 5855 Copley Drive San Diego, CA 92111 Fax No. 858/492-6511
With a copy to:	Household Automotive Credit Corporation Attention: General Counsel 2700 Sanders Road Prospect Heights, IL 60070 Fax No. 847/205-7447
If to Company:	E-Loan, Inc. Attention: John Orta 5875 Arnold Road Dublin, CA 94568 Fax No. (925) 803-3503
With a copy to:	E-Loan, Inc. Attention: Ed Giedgowd, General Counsel 5875 Arnold Road Dublin, CA 94568 Fax No. (925) 803-3503

8.3 <u>Entire Agreement</u>. This Agreement, including any addenda, schedules, exhibits, or other documents attached hereto or referenced herein or therein, each of which is hereby incorporated into this Agreement and made an integral part hereof, constitutes the entire agreement between the Parties relating to the subject matter hereof and there are no representations, warranties or commitments except as set forth herein. This Agreement supersedes all prior understandings, negotiations and discussions, written or oral, of the Parties relating to the transactions contemplated by this Agreement.

8.4 <u>Governing Law</u>. This Agreement shall be governed by and interpreted in all respects by the Laws of the State of Delaware without regard to any conflicts of law principles or choice of laws, which would require the application of laws of another jurisdiction.

8.5 <u>Provisions Severable</u>. If any provision of this Agreement shall be or become wholly or partially invalid, illegal or unenforceable, such provision shall be enforced to the extent that its legal and valid and the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby, unless such enforcement is in manifest violation of the present intention of the parties reflected in this Agreement.

8.6 <u>Validity; Amendment</u>. This Agreement shall not be valid until signed and accepted by an authorized officer of each Party. The Parties agree that this Agreement, together with any addenda, schedules, exhibits or other documents attached hereto, may be amended from time to time in writing by mutual agreement of the Parties. No Party shall be bound by any change, alteration, amendment, modification or attempted waiver of any of the provisions hereof unless in writing and signed by an authorized officer of the Party against whom it is sought to be enforced. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, legal representatives and permitted assigns.

8.7   Assignment; Successors. Neither Party shall assign this Agreement without the prior written consent of the other Party. Except as otherwise provided herein, this Agreement will be fully binding on each Party hereto, its successors and assigns.

8.8   Waivers; Remedies are Cumulative. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party. No failure or delay by a Party to insist upon the strict performance of any term or condition under this Agreement or to exercise any right or remedy available under this Agreement at law or in equity, and no course of dealing between the Parties, shall imply or otherwise constitute a waiver of such right or remedy, and no single or partial exercise of any right or remedy by any Party will preclude any other or further exercise thereof. All rights with respect to a Contract, unless otherwise provided in this Agreement, shall continue until all Contracts have been fully paid. All rights and remedies provided in this Agreement are cumulative and not alternative; and are in addition to all other available remedies at law or in equity.

8.9   Announcements, Marks and Advertising. Neither Party nor their respective Affiliates will issue any external announcements, press releases or advertising, whether verbal or written, in any way pertaining to the subject matter of this Agreement without first obtaining the prior written consent of the other Party. Without the other Party's prior written consent, neither Party shall use or refer to any name, mark, symbol or other trade identity of the other Party or any of their respective Affiliates in any advertisement, press release or other communication.

8.10   Captions; Sections; Counterparts. The captions or headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. Any reference to a Section in this Agreement shall refer to all paragraphs and subparagraphs within that Section. This Agreement may be executed in two or more counterparts, each of which together shall be deemed an original, but all of which shall constitute one and the same instrument.

8.11   No Third Party Beneficiaries. Except as otherwise provided in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to create any rights in, or confer any benefits upon, any person or entity other than the Parties to this Agreement.

8.12   Expenses. Unless specifically provided for elsewhere in this Agreement, each Party will bear all costs and expenses incurred by it in connection with the transactions herein, including legal fees, accounting fees and taxes (excluding Florida Documentary Stamp Taxes, which shall be paid by Household) which are imposed upon that Party based upon its activities hereunder.

8.13   Independent Counsel and Interpretation. Each Party acknowledges that its legal counsel participated in the preparation and drafting of this Agreement, and that each has been or has had the opportunity to be represented by independent counsel of its own choice throughout all negotiations which preceded the execution of this Agreement, and that it has executed this Agreement with the consent and upon the advice of said independent counsel. Accordingly, it is agreed that any legal rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to the interpretation of this Agreement or any addenda, amendments, schedules or exhibits thereto to favor any Party against the other.

8.14.   Modification.   This Agreement may not be amended or modified except in a written document signed by both Parties.

8.15   Signing Authority.   The signatories on behalf of the Parties warrant and represent that they have the authority to enter into this Agreement and to bind their respective principal on whose behalf the signatory acts.

8.16   **WAIVER OF JURY TRIAL. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

IN WITNESS WHEREOF, Household and Company have executed this Agreement effective as of the date first written above.

HOUSEHOLD AUTOMOTIVE
FINANCE CORPORATION
By: _____
Printed Name: _____
Title: _____
Date_____

E-LOAN, INC.

By: _____
Printed Name: _____
Title: _____
Date: _____

\\PHILVHCL30_VOL3_SERVER\VOL3\DEPT\HILEGAL\AUTOLAW\Davis\Alliances - Indirect\ELoan 90902.doc

11.11.02

LIST OF EXHIBITS

Exhibit A – Intentionally omitted

Exhibit B -Basic Credit Guidelines

Exhibit C - Continuing Assignment of Contracts (Company to Household)

Exhibits D-1 to D- Intentionally omitted

> **D-1** – Intentionally omitted

> **D-2 -** Intentionally omitted

> **D-3 -** Intentionally omitted

> **D-4 -** Intentionally omitted

> **D-5 -** Intentionally omitted

> **D-6 -** Intentionally omitted

> **D-7 –** Intentionally omitted

Exhibit E –- Required Documents to be provided to Household for each Contract to be purchased by Household

Exhibit F - States Where the Program Can be Offered

Exhibit G - Power of Attorney

Exhibit H - Assignment (Household to Company for repurchase)

Exhibit I - Compensation

EXHIIBIT 10.97

*Confidential treatment requested

EXHIBIT A

[Intentionally omitted]

EXHIBIT B

BASIC CREDIT GUIDELINES

[**]

11.11.02

EXHIBIT C

CONTINUING ASSIGNMENT OF CONTRACTS

For good and valuable consideration, the receipt of which is hereby acknowledged, E-LOAN, INC., a corporation, for itself and on behalf of its Affiliates ("Assignor") hereby sells, assigns and transfers to HOUSEHOLD AUTOMOTIVE CREDIT CORPORATION OR ITS AFFILIATE ("Assignee"), its successors and assigns, on a continuing and ongoing basis, (i) each and all of the Contracts ("Contracts"); (ii) all monies due and to become due thereunder and the right to receive monies paid thereunder; (iii) all right, title and interest in and to the Vehicles therein described and all other security for the Contracts, with full power in Assignee in its or Assignor's name to take such legal or other action which Assignor might have taken save for this Assignment; (iv) any and all rights the Assignor may have against any dealers with respect to the Contracts and related Vehicles; (v) the interest of the Assignor in any liquidation proceeds and insurance proceeds related to the Contracts; and (vi) the proceeds (as defined in the Uniform Commercial Code in effect in the states where in the Contracts were originated) with respect to the foregoing, all rights and payments with respect to the foregoing and all rights to enforce the foregoing.

Capitalized terms used but not defined herein shall have the meanings specified in the Agreement.

IN WITNESS WHEREOF, Assignor has executed this Continuing Assignment of Contracts this _____ day of _____, 20_____.

	E-LOAN, INC.
Attest:	By: _____
	Printed Name: _____
_____	Title: _____
Secretary	
Printed Name: _____	

EXHIIBIT 10.97

EXHIBIT D

[Intentionally omitted]

11.11.02

EXHIBIT E

**Required Documents to be provided to Household
for each Contract to be purchased by Household**

[**]

11.11.02

EXHIBIT F
STATES WHERE CONTRACTS CAN BE ORIGINATED

Arizona
California
Colorado
Delaware
District of Columbia
Florida
Georgia
Idaho
Illinois *
Indiana
Iowa
Kansas
Maine
Maryland
Massachusetts
Michigan
Minnesota
Missouri
Montana
Nevada
New Hampshire **
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
Virginia **
Washington
West Virginia
Wisconsin
Wyoming

*only refinance – no Vehicle purchase
** only Vehicle purchase – no refinance

11.11.02

*Confidential treatment requested

EXHIBIT G

<u>POWER OF ATTORNEY</u>

KNOW ALL MEN BY THESE PRESENTS that the undersigned, E-Loan, Inc., a Delaware corporation (the "Grantor"), does make, constitute and appoint Household Automotive Credit Corporation, a Delaware corporation ("Household"), without any right of revocation and with full power of substitution, as the true and lawful Agent and Attorney-in-Fact on behalf of the Grantor in its place and stead with respect only to the matters described in paragraphs 1 and 2 below, to do, exercise and/or perform each, any and every act, exercise and power that the Grantor might or could do, exercise and/or perform through any other person, that Household shall deem advisable, desirable, proper and/or necessary, in connection with, and consistent with the terms of, that certain Auto Loan Alliance Program Agreement, dated as of _____, by and between Household and the Grantor, as it now exists and may hereafter be amended or supplemented (the "Agreement"), intending hereby to vest in Household full power and authority with respect only to the following:

1.   To make, execute, acknowledge, verify, swear to, deliver, endorse, negotiate, record and file, in the Grantor's or its successor's name, place and stead, all agreements, instruments, documents, assignments and certificates that Household in its sole discretion deems advisable, desirable, proper and/or necessary for Household to grant, receive, maintain or perfect a security interest in each Vehicle related to a contract purchased by Household from Grantor ("Purchased Contract") and the proceeds thereof in favor of Household, to exercise the rights of the Grantor with respect to each Vehicle related to a Purchased Contract and the proceeds thereof, including without limitation, the right to repossess and dispose of any repossessed Vehicle, to grant, sell, assign and transfer each Purchased Contract to Household, and to generally do and perform all and any other act whatsoever as may be advisable, desirable, proper and/or necessary with respect to the foregoing. (Defined terms used herein but not defined herein shall have the meaning set forth in the Agreement.) The foregoing shall include without limitation the power and authority to make execute, acknowledge, verify, swear to, deliver, endorse, negotiate, record and file Certificates of Title and financing statements with respect to Vehicles and all amendments and supplements thereto and to sign any assignments of the Purchased Contracts to Household, that Household in its sole discretion deems advisable, desirable, proper and/or necessary, all in connection with, and consistent with the terms of, the Agreement.

2.   To make, execute, endorse and negotiate in the name of the Grantor on payment checks applicable to Purchased Contracts.

The Grantor does hereby ratify and confirm any and all things whatsoever Household may do or may have already done by virtue hereof with respect to the powers and authorities granted hereby. This Power of Attorney shall be deemed to have been executed under seal, to be coupled with an interest, shall be irrevocable, shall survive the incapacity of the undersigned and shall extend to any successor of the Grantor.

THIS POWER OF ATTORNEY shall commence on the date hereof and shall continue in full force and effect until each of the Purchased Contracts purchased by Household under the Agreement is fully paid (or are repurchased by the Grantor and Household is repaid for such Contracts in accordance with the terms of the Agreement), at which time this Power of Attorney shall terminate.

WITNESS its hand and seal this _____ day of _____, 20____.

E-Loan, Inc.:
By:

_____
Secretary

Title: _____
Printed Name: _____

24   *Confidential treatment requested

Printed Name: _____

STATE OF _____)
) SS
COUNTY OF _____)

On this _____ day of _____, 20___, before me, a Notary Public in the State of _____, personally appeared _____ and _____, to me personally known to be the _____ and _____, respectively, of the Grantor, and such officers acknowledged the execution of said instrument to be the voluntary act and deed of the Grantor.

_____
Notary

11.11.02

EXHIBIT H

<u>ASSIGNMENT</u>

For value received, Household Automotive Credit Corporation ("Household") hereby sells, assigns and transfers to E-Loan, Inc. ("Company") all of Household's right, title and interest in and to the attached Contract and all monies due and to become due thereunder and in and to the Vehicle therein described. This Assignment is made without recourse to Household and without warranties or representations, expressed or implied.

Dated this _____ day of _____, 20____.

Household Automotive Credit Corporation
By: _____
Printed Name: _____
Title: _____

11.11.02

EXHIBIT I

COMPENSATION

Each Confirmation issued by Household shall include a "buy rate" applicable to the Contract(s) covered by such Confirmation. In addition, each Confirmation will include a reduction in the "buy rate" if the vehicle meets certain Loan to Value criteria (the "LTV discount"). The "buy rate" and the LTV discount will result in an Adjusted Buy Rate. For Contracts purchased by Household under this Agreement, Household shall pay Company compensation (an "Alliance fee") calculated as follows:

- If Company originates a Contract with an interest rate (the "Contract Rate") equal to the Household Adjusted Buy Rate (i.e., "buy rate" finance charge applicable to the Contract and LTV discount) and Company sells equal to the Household Adjusted Buy Rate e applicable to the Contract and Company sells such Contract to Household, Household shall pay Company an Alliance Fee of [**].

- If Company originates a Contract with a Contract Rate greater than the Household Adjusted Buy Rate applicable to the Contract and Company sells such Contract to Household, the Alliance Fee will be determined at a rate [**] of the Rate Differential. The Rate Differential shall equal the difference if any, between the Contract Rate for a particular Contract and the Adjusted Buy Rate applicable to the Contract at the time of purchase. The Alliance Fee shall be determined by the aforementioned formula and all such determinations shall be conclusive and binding upon the Company.

- <u>Example</u>: If Household's Adjusted Buy Rate is [**], and Company originates a Contract for [**], and Customer borrows $17,000 for 60 months.

  The Alliance Fee is calculated as follows: Alliance Fee = ((Monthly payment at Contract rate) – (Monthly payment at Adjusted Buy Rate)) x (Contract Term) x [**]

    = [**].

The Alliance Fee for a particular Contract will be a one-time payment. The Alliance Fee will be paid once per Month on or before the fifteenth (15th) day of such month, for Contracts purchased by Household during the prior month. If Company is required to repurchase any Contract pursuant to the terms of this Agreement, Company will remit to Household the full amount of any Alliance Fee paid to Company with respect to such Contract along with the other amounts required to be paid under this Agreement for said Contract.